SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP completes acquisition of
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                                WL Ross & Co. LLC
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                                  Press Release







For Immediate Release
Contact:       Bill Hensel, Director of Media Relations, AMVESCAP
Phone:         404-479-2886



               AMVESCAP Completes Acquisition of WL Ross & Co. LLC


Atlanta -- October 3, 2006 -- AMVESCAP PLC today announced it has completed its previously announced acquisition of WL Ross & Co. LLC, one of the industry's leading financial restructuring groups. WL Ross & placeCo., led by Wilbur Ross and his team, will assume responsibility for the direct private equity business of AMVESCAP, with $4.4 billion in combined assets (as of June 30, 2006) for institutions and high net worth individuals.

"We are pleased to welcome Wilbur Ross and his team of experienced investment managers to AMVESCAP," said Marty Flanagan, president and chief executive officer of AMVESCAP. "Wilbur's expertise and storied success in the financial restructuring business is legendary. The addition of this exceptional team to AMVESCAP expands the range of high quality alternative investment offerings for our clients."

"Joining AMVESCAP, one of the world's premier asset managers, greatly expands our resources and allows us to introduce our capabilities to a broader set of investors globally," said Mr. Ross.

WL Ross & Co. manages assets for institutional investors in the country-regionU.S., Europe and placeAsia. It was formed in April 2000 by Wilbur Ross as an independent organization dedicated to private investments and fund management for institutional investors and family offices across the globe. The company has sponsored alternative investments including private equity funds, co-investment vehicles and hedge funds in the steel, textile, coal, automotive and financial services industries in the country-regionU.S., country-regionU.K., country-regionFrance, country-regionGermany, country-regionChina, country-regionJapan, country-regionKorea, country-regionVietnam, country-regionIndia, country-regionBrazil, and placeBermuda.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the CityLondon, StateNew York and CityplaceToronto stock exchanges under the symbol "AVZ." Additional information is available at www.amvescap.com.

                                                                  ###
This release may include statements that constitute "forward-looking statements" under the country-regionplaceUnited States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should" and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent annual report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC Web site at www.sec.gov.




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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  4 October, 2006                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary